EXHIBIT 12

Baxter International Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(unaudited — in millions, except ratios)

Years ended December 31,	2014	2013	2012	2011	2010

Income from continuing operations before income taxes	$2,439	$2,546	$2,838	$2,787	$1,890

Fixed charges
Interest costs(1)	237	225	165	132	148
Estimated interest in rentals(2)	83	71	67	68	61

Fixed charges as defined	320	296	232	200	209

Adjustments to income from continuing operations
Interest costs capitalized	(70)	(70)	(52)	(40)	(33)
Net (gains) losses of less than majority-owned affiliates, net of dividends	(83)	(24)	1	4	(1)

Income from continuing operations as adjusted	$2,606	$2,748	$3,019	$2,951	$2,065

Ratio of earnings from continuing operations to fixed charges	8.14	9.28	13.01	14.76	9.88

(1)	Excludes interest on uncertain tax positions.

(2)	Represents the estimated interest portion of rents.